Exhibit (a)(5)(C)

Tiberius Capital, LLC

303 East Wacker Drive – Suite 311

Chicago, IL 60601

(312) 565-1569

Via Federal Express, Facsimile and Certified Mail

June 23, 2009

Mr. Richard Dole

Mr. Gerald Agranoff

Mr. Richard Majeres

Petrosearch Energy Corporation

675 Bering Drive – Suite 200

Houston, Texas 77057

Re:	Tender Offer of Tiberius Capital, LLC and Affiliates

Gentlemen:

I am an affiliate of Tiberius Capital, LLC. By now, you are in receipt of our tender offer for 15,004,239 shares of PetroSearch at $.33 per share. We know that you have an obligation to respond to our Offer within ten (10) business days pursuant to Rule 14d-9 of the Securities and Exchange Act of 1934, as amended.

We would like to propose an opportunity to meet with the Board of PetroSearch and explain why we believe our tender offer is a superior proposal to the proposed merger between PetroSearch and Double Eagle.

You may contact the undersigned directly to arrange the date and the place of the meeting. We sincerely hope that you take us up on our offer to meet, as you have a duty to consider all points of view in making your recommendation to the PetroSearch shareholders. By the same token, we would like a fair opportunity to explain our point of view to you.

Very truly yours,

/s/ John M. Fife

John M. Fife